First Trust Exchange-Traded Funds
                   First Trust Variable Insurance Trust Funds
                               September 7, 2016


Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


      Re: Filings for First Trust Exchange-Traded Funds with 9/30/15 and 10/31/15 Year-Ends and First Trust Variable Insurance Trust Funds with 12/31/15 Year-Ends

Ladies/Gentlemen:

      On August 20, 2016, First Trust Advisors L.P. ("FTA") received oral comments from Ms. Kathy Churko of the Division of Investment Management Office of Disclosure and Review of the Securities and Exchange Commission (the "Commission") with respect to the Commission's review of the Trust filings listed above. In connection with the Commission's comments, we hereby provide the following responses:

      1. The Commission noted that First Trust Emerging Markets Local Currency Bond ETF ("FEMB") in its October 31, 2015 Form N-CSR filing disclosed return of capital distributions on its Statement of Changes in Net Assets. As such, the Commission wants FTA to confirm that it complied with Rule 19a-1 under Section 19 of the Investment Company Act of 1940, as amended (the "1940 Act"), with respect to FEMB.
      Rule 19a-1 under Section 19 of the 1940 Act is entitled, "Written Statement to Accompany Dividend Payments By Management Companies" and sets forth the rules to be followed with regard to notifying shareholders of the source of fund distributions with each dividend payment. FTA complied with Rule 19a-1 of the 1940 Act for FEMB by providing the applicable Rule 19a-1 notice to its service provider to be mailed with dividend payments and also posted such notices to FEMB's page on the First Trust Portfolios L.P. ("FTP") website. Please note that FTA prepares its Rule 19a-1 notices, as the rules states, "in accordance with good accounting practice" or, on a Generally Accepted Accounting Principles ("GAAP") basis. This means that there can be and is, in certain cases, a difference between what is reported during the year on Rule 19a-1 notices (i.e. GAAP) versus what is reported in the annual report which is based on final tax numbers. In this particular instance for FEMB there were currency adjustments for tax purposes at year-end that reduced net investment income, which caused its distributions to be characterized as return of capital.

      2. The Commission recommended enhancing the Management Discussion of Fund Performance ("MDFP") for FEMB and First Trust Low Duration Opportunities ETF ("LMBS"), two actively managed ETFs, by discussing in more detail the strategies and techniques used by the portfolio managers that impacted performance during the period, including their use of derivatives.
      FTA will consider the Commission's recommendation going forward, but does feel they have met the requirements of Form N1-A with regard to the MDFP included in each Fund's annual report.

      3. The Commission requested that for LMBS FTA provide the range of the Fund's duration during the fiscal year ended October 31, 2015.
      The range of duration for LMBS during its fiscal year ended October 31, 2015 was from a low of 1.96 years to a high of 2.70 years.

      4. The Commission noted in the December 31, 2015 Statement of Assets and Liabilities for First Trust Dorsey Wright Tactical Core Portfolio ("FTDWTCP") a receivable from the investment advisor for $23,561. They questioned what the receivable represented, when it was paid to the Fund and if it was included as a portion of the fees waived or expenses reimbursed by the investment advisor on the Statement of Operations that amounted to $48,180.
      FTA notes that the referenced receivable represented the net investment advisory fee and acquired fund fee waivers for the month of December. This receivable was paid by the Advisor to the Fund on January 14, 2016 and it was included in the $48,180 fees waived or expenses reimbursed by the investment advisor on the Statement of Operations.

      5. The Commission questioned why the Class I and Class II ratios of net expenses to average net assets in the December 31, 2015 Financial Highlights of FTDWTCP and First Trust Multi Income Allocation Portfolio ("FTMIAP") do not match their current prospectus filings.
      The prospectus for each of these Funds discloses the total annual fund operating expenses, which included acquired fund fees and expenses whereas the ratio of net expenses to average net assets in each Fund's Financial Highlights excludes the acquired fund fees and expenses as those fees and expenses are included as a component of each Fund's investment in other Funds and is not an accrued expense of each Fund. Additionally, as the acquired fund fee and expense waiver was not effective until April 1, 2015, the ratio of net expenses to average net assets per the Financial Highlights for FTMIAP does not reflect the waiver for the entire year, whereas the net expense ratio to average net assets in the prospectus for FTMIAP does include the waiver for an entire year.

      In addition, we acknowledge that:

      1. The Funds are responsible for the adequacy and accuracy of the disclosure in all filings with the Commission;

      2. Staff comments or changes to disclosure in response to staff comments in such filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

      3. The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Should you have any questions, or if we have incorrectly characterized the Commission's comments, please do not hesitate to contact the undersigned directly at (630) 517-7665.

            Sincerely,

            FIRST TRUST EXCHANGE-TRADED FUNDS
            FIRST TRUST VARIABLE INSURANCE TRUST FUNDS

            By /S/ JAMES M. DYKAS
            -----------------------------------------
            James M. Dykas
            President and Chief Executive Officer